UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Marcus Corp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
566330106
(CUSIP Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BANK OF MONTREAL I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 290,491
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 290,930
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,930
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BANK OF MONTREAL HOLDING INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 100
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON BK

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BMO NESBITT BURNS INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 100
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON BD

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BMO FINANCIAL CORP. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,700
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 33,139
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,139
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BMO CAPITAL MARKETS CORP. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,700
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 32,700
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON BD

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BMO FAMILY OFFICE, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 439
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 439
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 566330106

1	NAME OF REPORTING PERSON BANK OF MONTREAL, NEWYORK BRANCH I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 257,691
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 257,691
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1%
12	TYPE OF REPORTING PERSON BD

CUSIP No.: 566330106
ITEM 1(a).	NAME OF ISSUER: Marcus Corp
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: C/O David Metz, 100 E Wisconsin Avenue Suite 1900, Milwaukee, US-WI, 53202-4132, USA
ITEM 2(a).	NAME OF PERSON FILING: BANK OF MONTREAL BANK OF MONTREAL HOLDING INC. BMO NESBITT BURNS INC. BMO FINANCIAL CORP. BMO CAPITAL MARKETS CORP. BMO FAMILY OFFICE, LLC BANK OF MONTREAL, NEWYORK BRANCH
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 100 King Street West, 21st Floor, Toronto, Ontario, M5X 1A1, Canada
ITEM 2(c).	CITIZENSHIP: Canada Canada Canada DELAWARE DELAWARE DELAWARE Ontario
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 566330106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [X]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [X]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
290,930
(b) Percent of class:
1.2%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
BANK OF MONTREAL - 290,491
BANK OF MONTREAL HOLDING INC. - 100
BMO NESBITT BURNS INC. - 100
BMO FINANCIAL CORP. - 32,700
BMO CAPITAL MARKETS CORP. - 32,700
BMO FAMILY OFFICE, LLC - 439
BANK OF MONTREAL, NEWYORK BRANCH - 257,691

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or direct the disposition of:
BANK OF MONTREAL - 290,930
BANK OF MONTREAL HOLDING INC. - 100
BMO NESBITT BURNS INC. - 100
BMO FINANCIAL CORP. - 33,139
BMO CAPITAL MARKETS CORP. - 32,700
BMO FAMILY OFFICE, LLC - 439
BANK OF MONTREAL, NEWYORK BRANCH - 257,691

(iv) shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 566330106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 13 2024	BANK OF MONTREAL By: /s/ Kathryn Cenac Name: Kathryn Cenac Title: Managing Director - Regulatory Solutions Group
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 566330106
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit to such filing(s). In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments to such filings) by Bank of Montreal.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of November, 2024.

BANK OF MONTREAL

_______________________________
Kathryn Cenac
Managing Director Regulatory Solutions Group

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY

*____________________________________

BMO CAPITAL MARKETS CORP.

*____________________________________

BMO ASSET MANAGEMENT INC.

*____________________________________

BMO DELAWARE TRUST COMPANY

*____________________________________

BMO CAPITAL MARKETS LIMITED

*____________________________________

BMO FAMILY OFFICE, LLC

*____________________________________

BMO FINANCIAL CORP.

*____________________________________

BMO BANK NATIONAL ASSOCIATION

*____________________________________

BMO NESBITT BURNS INC.

*___________________________________

BMO NESBITT BURNS SECURITIES LTD.

*____________________________________

BMO PRIVATE INVESTMENT COUNSEL INC.

*____________________________________

BMO TRUST COMPANY

*____________________________________

STOKER OSTLER WEALTH ADVISORS, INC.

*____________________________________

BMO INVESTORLINE INC.

*____________________________________

BANK OF MONTREAL HOLDING INC.

*____________________________________

*Pursuant to Power of Attorney filed herewith.

CUSIP No.: 566330106
POWER OF ATTORNEY

For executing Schedules 13G and 13D, 13G/D Joint Filing Agreement and Forms 13F and N-PX

Each of the undersigned entities represents that the individuals signing on behalf of the entity is duly authorized to do so, and hereby constitutes and appoints Kathryn Cenac, Managing Director Regulatory Solutions Group, Bank of Montreal and Michelle Lipowsky, Head, Business Risk and Solution, Bank of Montreal, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to:

(1) complete and execute for and on behalf of the undersigned filings on Schedules 13G and 13D in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the Act) and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(2) complete and execute for and on behalf of the undersigned a joint filing agreement to provide for the joint filing on Schedules 13G or 13D in accordance with Section 13(d) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(3) complete and execute for and on behalf of the undersigned filings on Form 13F as required by Section 13(f) of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(4) complete and execute for and on behalf of the undersigned filings on Form N-PX as required by Section 14A of the Act and the rules and regulations promulgated thereunder, or any successor laws and regulations;

(5) do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete the execution of any such Schedules 13G and 13D, joint filing agreement and Forms 13F and N-PX and the timely filing of such forms and agreements with the United States Securities and Exchange Commission and any other authority; and

(6) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

Each of the undersigned entities grants to said attorney-in-fact and agent full power and authority to do and perform each and every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned entities acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigneds responsibilities to comply with Sections 13(d), 13(f) or 14A of the Act and the rules and regulations promulgated thereunder.

This Power of Attorney shall remain in effect until the undersigned entity is no longer required to file Schedules 13G, 13D or Forms 13F or N-PX, unless earlier revoked by a duly authorized officer of the undersigned entity in writing and delivered to the foregoing attorney-in-fact.

This Power of Attorney Signature Page may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. A facsimile or portable document format (.pdf) copy, or an electronic copy by way of reliable electronic signature technology, of the signature of a party to this Power of Attorney on any such counterpart shall be fully effective as in an original signature.

IN WITNESS WHEREOF, the undersigned duly authorized individuals have caused this Power of Attorney to be executed as of November 13, 2024, on behalf of the respective entities.
Signatures on following pages.

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY

By: /s/ Jane Anne Negi___________
Name: Jane Anne Negi
Title: Chief Executive Officer

By: /s/ Noel Reynolds___________
Name: Noel Reynolds
Title: Chief Finance Officer

BMO ASSET MANAGEMENT INC.

By: /s/ Bill Bamber___________
Name: Bill Bamber
Title: Head

By: /s/ Sara Petrich___________
Name: Sara Petrich
Title: Head of Exchange Traded Funds and
Structured Products

BMO CAPITAL MARKETS CORP.

By: /s/ Michael Forlenza___________
Name: Michael Forlenza
Title: Chief Operating Officer

BMO DELAWARE TRUST COMPANY

By: /s/ Anne Booth Brockett___________
Name: Anne Booth Brockett
Title: Chief Executive Officer and President

BMO CAPITAL MARKETS LIMITED

By: /s/ William Smith___________
Name: William Smith
Title: Chief Executive Officer

By: /s/ Paula Young___________
Name: Paula Young
Title: Company Secretary

BMO FAMILY OFFICE, LLC

By: /s/ Amy Griman___________
Name: Amy Griman
Title: Chief Executive Officer and President

BMO FINANCIAL CORP.

By: /s/ Michele Havens___________
Name: Michele Havens
Title: Executive Vice President, and
Head, U.S. Wealth Management

By: /s/ Michelle Magnaye___________
Name: Michelle Magnaye
Title: Assistant Corporate Secretary

BMO BANK NATIONAL ASSOCIATION

By: /s/ Darrel Hackett___________
Name: Darrel Hackett
Title: Executive Vice President, and Head,
U.S. Wealth Management

BMO NESBITT BURNS INC.

By: /s/ Deland Kamanga___________
Name: Deland Kamanga
Title: Director

By: /s/ Juron Grant-Kinnear___________
Name: Juron Grant-Kinnear
Title: Assistant Corporate Secretary

BMO NESBITT BURNS SECURITIES LTD.

By: /s/ Dave Persaud___________
Name: Devanand (Dave) Persaud
Title: Director

By: /s/ John Cook___________
Name: John Cook
Title: Corporate Secretary

BMO PRIVATE INVESTMENT COUNSEL INC.

By: /s/ Gilles Ouellette___________
Name: Gilles Ouellette
Title: Director

By: /s/ Juron Grant-Kinnear__________
Name: Juron Grant-Kinnear
Title: Corporate Secretary

STOKER OSTLER WEALTH ADVISORS, INC.

By: /s/ Michelle L. Decker___________
Name: Michelle L. Decker
Title: Chief Operating Officer

BMO TRUST COMPANY

By: /s/ Elizabeth Dorsch___________
Name: Elizabeth Dorsch
Title: Chief Executive Officer

By: /s/ Bruce Ferman___________
Name: Bruce Ferman
Title: Director

BMO INVESTORLINE INC.

By: /s/ Deland Kamanga___________
Name: Deland Kamanga
Title: Director

By: /s/ Juron Grant-Kinnear___________
Name: Juron Grant-Kinnear
Title: Corporate Secretary

BANK OF MONTREAL HOLDING INC.

By: /s/ Olaf Sheikh___________
Name: Olaf Sheikh
Title: Director